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                          April 5, 2023

       Greg Lambrecht
       Chief Executive Officer
       1606 Corp.
       2425 E. Camelback Rd Suite 150
       Phoenix, AZ 85016

                                                        Re: 1606 Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 30,
2023
                                                            File No. 333-270963

       Dear Greg Lambrecht:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Carl P. Ranno